Distribution Information Standardized Returns

The Dodge & Cox Stock, Balanced and Income Funds declare and pay dividends (if any) quarterly in March, June, September and December. If the Funds have net capital gains for the year, they are distributed in December and, if necessary, again in March. Distributions in 2006 were made to shareholders who owned shares of the Funds on March 30, June 28, September 27 and December 27.

The Dodge & Cox International Stock Fund declares and pays dividends and capital gains (if any) annually in December. Distributions in 2006 were made to shareholders who owned shares of the Fund on December 27.

Stock Fund	Return to Top

Record Date	Ex-dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
3/30/06	3/31/06	3/31/06	$0.42	$0.00	$0.258	$143.81
6/28/06	6/29/06	6/30/06	$0.49	—	—	$144.39
9/27/06	9/28/06	9/29/06	$0.67	—	—	$150.78
12/27/06	12/28/06	12/29/06	$0.54	$0.247	$6.405	$154.07
2006 Distributions:			$2.12	$0.247	$6.663
3/28/05	3/29/05	3/31/05	$0.42	$0.146	$0.604	$127.13
6/27/05	6/28/05	6/30/05	$0.43	—	—	$130.23
9/27/05	9/28/05	9/30/05	$0.43	—	—	$134.85
12/27/05	12/28/05	12/30/05	$0.42	$0.095	$2.490	$137.96
2005 Distributions:			$1.70	$0.241	$3.094

International Stock Fund	Return to Top

Record Date	Ex-dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
12/27/06	12/28/06	12/29/06	$0.565	$0.144	$0.471	$43.62
2006 Distributions:			$0.565	$0.144	$0.471
12/27/05	12/28/05	12/30/05	$0.35	$0.044	$0.347	$35.03
2005 Distributions:			$0.35	$0.044	$0.347

Balanced Fund	Return to Top

Record Date	Ex-dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
3/30/06	3/31/06	3/31/06	$0.47	$0.00	$0.081	$83.67
6/28/06	6/29/06	6/30/06	$0.54	—	—	$83.44
9/27/06	9/28/06	9/29/06	$0.62	—	—	$86.52
12/27/06	12/28/06	12/29/06	$0.57	$0.079	$3.043	$87.32
2006 Distributions:			$2.20	$0.079	$3.124
3/28/05	3/29/05	3/31/05	$0.42	$0.006	$0.204	$77.82
6/27/05	6/28/05	6/30/05	$0.45	—	—	$79.29
9/27/05	9/28/05	9/30/05	$0.47	—	—	$80.82
12/27/05	12/28/05	12/30/05	$0.50	$0.020	$1.090	$81.64
2005 Distributions:			$1.84	$0.026	$1.294

Income Fund	Return to Top

Record Date	Ex-dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
3/30/06	3/31/06	3/31/06	$0.15	$0.00	$0.00	$12.40
6/28/06	6/29/06	6/30/06	$0.15	—	—	$12.21
9/27/06	9/28/06	9/29/06	$0.16	—	—	$12.50
12/27/06	12/28/06	12/29/06	$0.156	$0.00	$0.00	$12.57
2006 Distributions:			$0.616	$0.00	$0.00
3/28/05	3/29/05	3/31/05	$0.13	—	—	$12.63
6/27/05	6/28/05	6/30/05	$0.13	—	—	$12.78
9/27/05	9/28/05	9/30/05	$0.14	—	—	$12.65
12/27/05	12/28/05	12/30/05	$0.15	—	—	$12.54
2005 Distributions:			$0.55	—	—

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright© 1998-2006 Dodge & Cox®. All rights reserved.

10 Years of Historical Quarterly Returns

Stock Fund	Return to Top

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	S&P 500 Index Annual
2006	5.30%	0.82%	4.81%
2005	0.11%	0.58%	5.46%	3.01%	9.36%	4.92%
2004	4.96%	1.06%	-0.25%	12.64%	19.16%	10.86%
2003	-5.29%	16.59%	5.23%	13.88%	32.35%	28.67%
2002	4.89%	-6.22%	-15.84%	8.06%	-10.52%	-22.10%
2001	0.95%	7.30%	-10.23%	12.44%	9.33%	-11.86%
2000	0.26%	-2.23%	6.24%	11.66%	16.30%	-9.10%
1999	4.53%	16.64%	-8.39%	7.62%	20.20%	21.06%
1998	9.72%	-1.06%	-14.30%	13.26%	5.39%	28.57%
1997	2.46%	15.42%	10.24%	-1.50%	28.41%	33.34%

International Stock Fund	Return to Top

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	MSCI EAFE Index Annual
2006	9.91%	1.20%	3.31%
2005	1.80%	-0.06%	9.72%	4.60%	16.74%	13.54%
2004	7.71%	2.17%	3.64%	16.14%	32.46%	20.24%
2003	-11.70%	22.64%	18.46%	16.49%	49.42%	38.57%
2002	7.71%	-5.04%	-22.77%	10.00%	-13.11%	-15.94%
2001	N/A	N/A	-16.06%	13.93%	*	-14.88%*

*	International Stock Fund began operations on 5/1/2001. For the period 5/1/2001 through 12/31/2001 the Fund returned -7.09%. The MSCI EAFE’s total return was -14.88% over the same period.

Balanced Fund	Return to Top

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	Combined Index Annual
2006	3.54%	0.53%	4.26%
2005	-0.10%	1.06%	3.41%	2.08%	6.59%	4.00%
2004	4.03%	0.27%	0.47%	8.12%	13.31%	8.27%
2003	-2.86%	12.32%	3.78%	9.88%	24.44%	18.45%
2002	3.28%	-2.93%	-8.94%	6.33%	-2.94%	-9.79%
2001	1.96%	5.19%	-5.22%	8.27%	10.06%	-3.71%
2000	1.25%	-1.14%	5.22%	9.33%	15.13%	-0.98%
1999	2.82%	9.92%	-5.28%	4.70%	12.06%	12.00%
1998	6.55%	0.23%	-7.93%	8.51%	6.70%	20.99%
1997	1.11%	10.96%	7.86%	0.15%	21.21%	23.62%

Income Fund	Return to Top

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual	LBAG Index Annual
2006	0.08%	0.00%	3.43%
2005	-0.47%	2.14%	-0.24%	0.55%	1.98%	2.43%
2004	1.86%	-2.07%	2.69%	1.17%	3.64%	4.34%
2003	1.42%	2.82%	0.54%	1.08%	5.97%	4.11%
2002	0.98%	3.12%	3.81%	2.46%	10.75%	10.27%
2001	3.82%	1.32%	4.24%	0.61%	10.32%	8.42%
2000	2.11%	1.32%	2.72%	4.17%	10.70%	11.63%
1999	-0.32%	-0.99%	0.43%	0.09%	-0.81%	-0.83%
1998	1.41%	2.41%	3.14%	0.90%	8.08%	8.67%
1997	-0.77%	3.68%	3.69%	3.12%	10.00%	9.68%

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Funds’ most recent performance is published online at each month’s end. Please visit Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright© 1998-2006 Dodge & Cox®. All rights reserved.

Long-Term Performance & Daily Prices

Standardized Returns

as of September 30, 2006 (updated quarterly)

Dodge & Cox Fund/ Comparative Index	1 Year	3 Years	5 Years	10 Years	20 Years
Stock Fund	14.61%	18.19%	14.06%	14.47%	14.86%
S&P 500 Index	10.79%	12.28%	6.97%	8.59%	11.74%
International Stock Fund	20.18%	27.44%	21.32%	NA †	NA	†
MSCI EAFE Index	19.17%	22.31%	14.26%	NA †	NA	†
Balanced Fund	10.78%	12.92%	11.37%	11.97%	12.54%
Combined Index	7.95%	8.73%	6.37%	8.06%	10.31%
Income Fund	4.08%	3.41%	5.25%	6.68%	NA	‡
LBAG Index	3.67%	3.38%	4.81%	6.42%	NA	‡

Daily Prices as of December 28, 2006*	Price	Change from previous day	Year- to- date performance
Stock Fund Income Dividend: $.540 S.T. Capital Gain: $.247 L.T. Capital Gain: $6.405	$154.07	$-7.51	19.02%
International Stock Fund Income Dividend: $.565 S.T. Capital Gain: $.144 L.T. Capital Gain: $.471	$43.62	$-1.20	27.89%
Balanced Fund Income Dividend: $.570 S.T. Capital Gain: $.079 L.T. Capital Gain: $3.043	$87.32	$-3.83	14.16%
Income Fund Income Dividend: $.156 S.T. Capital Gain: $- L.T. Capital Gain: $-	$12.57	$-.16	5.31%

**	Ex-dividend date. The day a mutual fund distributes a dividend or capital gain, its share price or NAV will fall by the distribution amount plus or minus any change in the value of the fund’s holdings. International Stock Fund pays dividends and capital gains, if any, annually in December.

†	The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through September 30, 2006 (5.42 years) was 15.11%. The MSCI EAFE’s total return was 8.43% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

‡	The Income Fund’s inception date was January 3, 1989. The annualized total return since the Income Fund’s inception through September 30, 2006 (17.75 years) was 7.93%. The LBAG’s total return was 7.61% over the same period.

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Funds’ most recent performance can be found in the table above. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Established in 1930, San Francisco-based Dodge & Cox provides professional investment management services to individuals, retirement funds, and tax exempt institutions through mutual funds and separate accounts.

Three factors distinguish Dodge & Cox from other asset managers: independence, longevity and a clearly defined, consistently applied investment philosophy.

The philosophy that guides the management of our equity, fixed-income and balanced portfolios is built on traditional principles. We maintain a long-term focus, conduct our own research and employ a rigorous price discipline. Our decision making process takes full advantage of individual insights within a team-oriented culture.

Account Access: New Login feature

2006 Distribution Information for the Dodge & Cox Funds

Equity Asset Growth at Dodge & Cox (dated April 4, 2006)

Receive Fund literature via E-mail by changing your “Electronic Delivery Preferences” in Account Access.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Established in 1930, San Francisco-based Dodge & Cox provides professional investment management services to individuals, retirement funds, and tax exempt institutions through mutual funds and separate accounts.

Three factors distinguish Dodge & Cox from other asset managers: independence, longevity and a clearly defined, consistently applied investment philosophy.

The philosophy that guides the management of our equity, fixed-income and balanced portfolios is built on traditional principles. We maintain a long-term focus, conduct our own research and employ a rigorous price discipline. Our decision making process takes full advantage of individual insights within a team-oriented culture. U.S. Stock Markets Closed Jan. 2, 2007

U.S. Stock Markets Closed Jan. 2, 2007

Account Access: New Login feature

2006 Distribution Information for the Dodge & Cox Funds

Equity Asset Growth at Dodge & Cox (dated April 4, 2006)

Receive Fund literature via E-mail by changing your “Electronic Delivery Preferences” in Account Access.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Dodge & Cox Funds

Special Notice regarding January 2, 2007:

In observance of the national day of mourning in honor of President Gerald Ford, U.S. stock markets will be closed on January 2, 2007. Therefore, any Dodge & Cox Fund transaction placed after market close on Friday, December 29th, will be priced at the net asset value per share calculated on Wednesday, January 3rd.